

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc
3760 Kilroy Airport Way
Suite 300
Long Beach, California, 90806

  Re: HCP, Inc
    Form 10-KSB for the year ended December 31, 2009
    File No. 001-08895

Dear Mr. Herzog:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief